UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

OM Group, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

670872100
(CUSIP Number)

DAVID A. LORBER
FRONTFOUR CAPITAL GROUP LLC
35 Mason Street, 4th Floor
Greenwich, Connecticut 06830
(203) 274-9050

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 2, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 670872100

1	NAME OF REPORTING PERSON FRONTFOUR CAPITAL GROUP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,698,471
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,698,471
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,698,471
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 670872100

1	NAME OF REPORTING PERSON FRONTFOUR MASTER FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,089,746
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,089,746
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,089,746
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 670872100

1	NAME OF REPORTING PERSON FRONTFOUR OPPORTUNITY FUND
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH COLUMBIA, CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 95,635
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 95,635
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 95,635
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 670872100

1	NAME OF REPORTING PERSON FRONTFOUR CAPITAL CORP.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH COLUMBIA, CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 95,635
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 95,635
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 95,635
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 670872100

1	NAME OF REPORTING PERSON STEPHEN LOUKAS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,794,106
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,794,106
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,794,106
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 670872100

1	NAME OF REPORTING PERSON DAVID A. LORBER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,794,106
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,794,106
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,794,106
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 670872100

1	NAME OF REPORTING PERSON ZACHARY GEORGE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,794,106
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,794,106
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,794,106
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 670872100

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, $0.01 par value per share (the “Shares”), of OM Group, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is Flats East Bank Building, 950 Main Avenue, Suite 1300, Cleveland, Ohio 44113.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	FrontFour Capital Group LLC, a limited liability company formed under the laws of the State of Delaware (“FrontFour Capital”);

(ii)	FrontFour Master Fund, Ltd., an exempted company formed under the laws of the Cayman Islands (the “Master Fund”);

(iii)	FrontFour Opportunity Fund, a mutual fund trust formed under the laws of British Columbia, Canada (the “Canadian Fund”);

(iv)	FrontFour Capital Corp., a corporation formed under the laws of British Columbia, Canada (“FrontFour Corp.”);

(v)	Stephen Loukas (“Mr. Loukas”);

(vi)	David A. Lorber (“Mr. Lorber”); and

(vii)	Zachary George (“Mr. George”).

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The principal business address of each of FrontFour Capital and Messrs. Loukas, Lorber and George is 35 Mason Street, 4th Floor, Greenwich, Connecticut 06830. The principal business address of the Master Fund is c/o Ogier Fiduciary Services (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-9007, Cayman Islands. The principal business address of each of FrontFour Corp. and the Canadian Fund is 140 Yonge Street, Suite 305, Toronto, ON M5C 1X6. The directors, executive officers and principals of each of FrontFour Capital, the Master Fund, the Canadian Fund and FrontFour Corp. and their principal occupations and business addresses are set forth on Schedule A attached hereto and are incorporated by reference in this Item 2. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(c)           The principal business of each of the Master Fund and the Canadian Fund is investing in securities. The principal business of FrontFour Capital is serving as the investment manager of the Master Fund and of accounts it separately manages (the “Separately Managed Accounts”).  The principal occupation of each of Messrs. Loukas, Lorber and George is serving as a managing member and principal owner of FrontFour Capital. By virtue of these relationships, each of FrontFour Capital and Messrs. Loukas, Lorber and George may be deemed to beneficially own the Shares directly owned by the Master Fund and the Separately Managed Accounts.

CUSIP NO. 670872100

The principal business of FrontFour Corp. is serving as the investment manager of the Canadian Fund.  Messrs. Loukas, Lorber and George are the principal owners and the directors of FrontFour Corp.  By virtue of these relationships, each of FrontFour Corp. and Messrs. Loukas, Lorber and George may be deemed to beneficially own the Shares directly owned by the Canadian Fund.

(d)           No Reporting Person, nor any person listed on Schedule A, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Loukas, Lorber and George are citizens of the United States of America.  The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares and call options purchased by each of the Master Fund and the Canadian Fund, and the Shares and call options held in the Separately Managed Accounts, were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 972,446 Shares owned directly by the Master Fund is approximately $26,378,181, including brokerage commissions.  The aggregate purchase price of the call options exercisable into 117,300 Shares owned directly by the Master Fund is approximately $78,932, including brokerage commissions.  The aggregate purchase price of the 85,235 Shares owned directly by the Canadian Fund is approximately $2,314,421, including brokerage commissions.  The aggregate purchase price of the call options exercisable into 10,400 Shares owned directly by the Canadian Fund is approximately $6,998, including brokerage commissions.  The aggregate purchase price of the 543,425 Shares held in the Separately Managed Accounts is approximately $14,881,224, including brokerage commissions.  The aggregate purchase price of the call options exercisable into 65,300 Shares held in the Separately Managed Accounts is approximately $44,287, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the securities of the Issuer reported herein based on their belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. The Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise.

On January 9, 2015, FrontFour Capital delivered a letter to Joseph M. Scaminace, the Issuer’s Chairman of the Board and CEO, expressing serious concerns with the Issuer’s performance and destruction of shareholder value.  FrontFour Capital discussed in the letter the clear trend of missed financial targets by the Issuer as evidenced by the material downward revision of EBITDA guidance twice during 2014 along with the reduction in long term revenue growth expectations.  The Issuer has generated poor returns on capital while unfortunately continuing to pursue an M&A strategy that has destroyed significant value.  Additionally, the Issuer has a bloated cost structure, and is significantly overcapitalized given the Issuer’s net cash position and the excess cash trapped within working capital.  FrontFour Capital also believes these cumulative factors have caused the Issuer’s Shares to significantly underperform both the broader equity markets and its peer group over a sustained period of time.

CUSIP NO. 670872100

FrontFour Capital believes the Issuer is deeply undervalued and a clear path to value creation exists through a cost-cutting opportunity of at least $50 million, the release of $30 million in working capital and a $250 million stock buyback.  Given management’s track record to date, FrontFour Capital believes meaningful change in the form of oversight, accountability and a fresh perspective is necessary to realize this value.  FrontFour Capital stated in the letter that if it cannot reach an agreement with the Issuer on Board composition and implementation of these necessary changes, including an immediate moratorium on future acquisitions, it is prepared to nominate 3 individuals for election to the Board at the upcoming 2015 annual meeting of shareholders of the Issuer.  FrontFour Capital has been successful in effectuating significant operational improvements in a number of companies within the industry, and looks forward to maintaining a constructive dialogue with the Board during this transition process. A copy of this letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.  FrontFour Capital also issued a press release publicly disclosing the letter, a copy of which is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others (including investment banks and other members of the investment community) about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including the addition or removal of directors) or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 30,817,045 Shares outstanding as of October 28, 2014, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 29, 2014.

As of the close of business on January 8, 2015, the Master Fund beneficially owned directly 1,089,746 Shares (including 117,300 Shares underlying certain call options exercisable within 60 days of the date hereof), the Canadian Fund beneficially owned directly 95,635 Shares (including 10,400 Shares underlying certain call options exercisable within 60 days of the date hereof), and 608,725 Shares (including 65,300 Shares underlying certain call options exercisable within 60 days of the date hereof) were held in the Separately Managed Accounts, constituting approximately 3.5%, less than 1%, and approximately 2.0%, respectively, of the Shares outstanding.

FrontFour Capital, as the investment manager of the Master Fund and the Separately Managed Accounts, may be deemed to beneficially own the 1,698,471 Shares directly beneficially owned in the aggregate by the Master Fund and held in the Separately Managed Accounts, constituting approximately 5.5% of the Shares outstanding.

FrontFour Corp., as the investment manager of the Canadian Fund, may be deemed to beneficially own the 95,635 Shares directly beneficially owned by the Canadian Fund, constituting less than 1% of the Shares outstanding.

Each of Messrs. Loukas, Lorber and George, as a managing member and principal owner of FrontFour Capital and a principal owner of FrontFour Corp., may be deemed to beneficially own the 1,794,106 Shares directly beneficially owned in the aggregate by the Master Fund and the Canadian Fund and held in the Separately Managed Accounts, constituting approximately 5.8% of the Shares outstanding.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the securities of the Issuer owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

CUSIP NO. 670872100

(b)           Each of the Master Fund, FrontFour Capital and Messrs. Loukas, Lorber and George have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares owned directly by the Master Fund.

Each of FrontFour Capital and Messrs. Loukas, Lorber and George have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares held in the Separately Managed Accounts.

Each of the Canadian Fund, FrontFour Corp. and Messrs. Loukas, Lorber and George have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares owned directly by the Canadian Fund.

(c)           The transactions in the securities of the Issuer effected by the Reporting Persons during the past 60 days are set forth on Schedule B attached hereto. All of such transactions were effected in the open market except as otherwise set forth therein.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On January 9, 2015, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

The Master Fund, the Canadian Fund and the Separately Managed Accounts have purchased exchange-listed call options referencing an aggregate of 38,000 Shares, which have an exercise price of $30.00 per Share and expire on January 17, 2015.

The Master Fund, the Canadian Fund and the Separately Managed Accounts have purchased exchange-listed call options referencing an aggregate of 155,000 Shares, which have an exercise price of $35.00 per Share and expire on June 19, 2015.

Except as described above in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Letter to OM Group, Inc., dated January 9, 2015.

99.2	Press Release, issued January 9, 2015.

99.3	Joint Filing Agreement, dated January 9, 2015.

CUSIP NO. 670872100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 9, 2015	FrontFour Master Fund, Ltd.

	By:	FrontFour Capital Group LLC as Investment Manager

	By:	/s/ David A. Lorber
		Name:	David A. Lorber
		Title:	Managing Member

FrontFour Capital Group LLC

By:	/s/ David A. Lorber
	Name:	David A. Lorber
	Title:	Managing Member

FrontFour Opportunity Fund

By:	FrontFour Capital Corp. as Investment Manager

By:	/s/ David A. Lorber
	Name:	David A. Lorber
	Title:	Authorized Signatory

FrontFour Capital Corp.

By:	/s/ David A. Lorber
	Name:	David A. Lorber
	Title:	Authorized Signatory

/s/ Stephen Loukas
Stephen Loukas

/s/ David A. Lorber
David A. Lorber

/s/ Zachary George
Zachary George

CUSIP NO. 670872100

SCHEDULE A

Directors, Executive Officers and Principals of Certain Reporting Persons

FrontFour Capital Group LLC

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Justin Hirsch, Chief Financial Officer and Chief Compliance Officer	Chief Financial Officer and Chief Compliance Officer of FrontFour Capital Group LLC	35 Mason Street, 4th Floor Greenwich, Connecticut 06830	USA

FrontFour Master Fund, Ltd.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

David A. Lorber, Director	Managing Member and principal owner of FrontFour Capital Group LLC	35 Mason Street, 4th Floor Greenwich, Connecticut 06830	USA

John Ackerley, Director	Director at Carne Global Financial Services (Cayman) Limited	Grand Pavilion Commercial Centre 802 West Bay Road PO Box 30872 Grand Cayman, KY1-1204 Cayman Islands	United Kingdom

Jonathan Morgan, Director	Principal owner of Sound Fund Advisors LLC	30 Old Kings Highway South Darien, Connecticut 06820	USA

Justin Hirsch, Chief Financial Officer and Chief Compliance Officer	Chief Financial Officer and Chief Compliance Officer of FrontFour Capital Group LLC	35 Mason Street, 4th Floor Greenwich, Connecticut 06830	USA

CUSIP NO. 670872100

FrontFour Capital Corp.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Stephen Loukas, Director	Managing Member and principal owner of FrontFour Capital Group LLC	35 Mason Street, 4th Floor Greenwich, Connecticut 06830	USA

David A. Lorber, Director	Managing Member and principal owner of FrontFour Capital Group LLC	35 Mason Street, 4th Floor Greenwich, Connecticut 06830	USA

Zachary George, Director	Managing Member and principal owner of FrontFour Capital Group LLC	35 Mason Street, 4th Floor Greenwich, Connecticut 06830	USA

Justin Hirsch, Chief Financial Officer and Chief Compliance Officer	Chief Financial Officer and Chief Compliance Officer of FrontFour Capital Group LLC	35 Mason Street, 4th Floor Greenwich, Connecticut 06830	USA

FrontFour Opportunity Fund

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Stephen Loukas, Principal	Managing Member and principal owner of FrontFour Capital Group LLC	35 Mason Street, 4th Floor Greenwich, Connecticut 06830	USA

David A. Lorber, Principal	Managing Member and principal owner of FrontFour Capital Group LLC	35 Mason Street, 4th Floor Greenwich, Connecticut 06830	USA

Zachary George, Principal	Managing Member and principal owner of FrontFour Capital Group LLC	35 Mason Street, 4th Floor Greenwich, Connecticut 06830	USA

Justin Hirsch, Chief Financial Officer and Chief Compliance Officer	Chief Financial Officer and Chief Compliance Officer of FrontFour Capital Group LLC	35 Mason Street, 4th Floor Greenwich, Connecticut 06830	USA

CUSIP NO. 670872100

SCHEDULE B

Transactions in the Securities of the Issuer During the Past Sixty Days

Class of Security	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

FRONTFOUR MASTER FUND, LTD.

Common Stock	6,918	26.3122	11/03/2014
Common Stock	8,418	25.5885	11/04/2014
Common Stock	7,927	26.3013	11/05/2014
Common Stock	3,090	26.6921	11/07/2014
Common Stock	6,111	26.9944	11/11/2014
Common Stock	5,770	27.1848	11/12/2014
Common Stock	6,724	27.0607	11/13/2014
Common Stock	3,524	27.0468	11/14/2014
Common Stock	17,989	26.9907	11/17/2014
Common Stock	6,705	26.9505	11/18/2014
Common Stock	10,563	26.6279	11/19/2014
Common Stock	6,657	26.6671	11/20/2014
Common Stock	13,140	27.3469	11/21/2014
Common Stock	19,359	27.2392	11/24/2014
Common Stock	16,646	27.2865	11/25/2014
Common Stock	20,106	27.2649	11/26/2014
Common Stock	38,536	27.3463	11/28/2014
Common Stock	16,528	26.8397	12/01/2014
Common Stock	9,731	26.8897	12/02/2014
Common Stock	9,044	27.1168	12/02/2014
Common Stock	23,451	27.0060	12/02/2014
Common Stock	663	27.6909	12/04/2014
Common Stock	11,857	28.0044	12/05/2014
Common Stock	22,305	28.3935	12/05/2014
Common Stock	3,015	28.1612	12/08/2014
Common Stock	21,680	28.2098	12/08/2014
Common Stock	1,734	28.0628	12/09/2014
Common Stock	13,789	27.4813	12/10/2014
Common Stock	5,119	27.5764	12/11/2014
Common Stock	7,357	27.5162	12/11/2014
Common Stock	17,377	27.2546	12/12/2014
Common Stock	13,858	26.8576	12/15/2014
Common Stock	31,735	26.9898	12/16/2014
Common Stock	15,415	27.4151	12/17/2014
Common Stock	40,090	28.3910	12/18/2014
Common Stock	36,293	29.1629	12/19/2014
Common Stock	12,533	29.9063	12/19/2014
Common Stock	26,287	29.9448	12/22/2014
Common Stock	21,721	30.5191	12/26/2014

CUSIP NO. 670872100

Common Stock	6,097	30.2733	12/29/2014
Common Stock	12,191	30.2562	12/30/2014
Common Stock	7,203	29.9896	12/31/2014
Common Stock	3,998	29.8169	01/02/2015
Common Stock	12,976	28.8344	01/05/2015
Common Stock	1,809	27.5130	01/06/2015
Common Stock	6,186	26.8490	01/06/2015
Common Stock	11,589	26.8841	01/07/2015
Common Stock	29,203	27.4746	01/08/2015

January 2015 Call Option ($30 Strike Price)	183	0.4347	12/19/2014
January 2015 Call Option ($30 Strike Price)	49	0.5988	12/19/2014
June 2015 Call Option ($35 Strike Price)	180	0.7268	01/05/2015
June 2015 Call Option ($35 Strike Price)	181	0.7500	01/05/2015
June 2015 Call Option ($35 Strike Price)	180	0.7500	01/05/2015
June 2015 Call Option ($35 Strike Price)	180	0.7000	01/05/2015
June 2015 Call Option ($35 Strike Price)	148	0.6746	01/05/2015
June 2015 Call Option ($35 Strike Price)	72	0.6000	01/06/2015

FRONTFOUR OPPORTUNITY FUND

Common Stock	459	26.3122	11/03/2014
Common Stock	635	25.5885	11/04/2014
Common Stock	739	26.3013	11/05/2014
Common Stock	483	26.6921	11/07/2014
Common Stock	551	26.9944	11/11/2014
Common Stock	588	27.1848	11/12/2014
Common Stock	483	27.0607	11/13/2014
Common Stock	581	27.0468	11/14/2014
Common Stock	1,572	26.9907	11/17/2014
Common Stock	651	26.9505	11/18/2014
Common Stock	817	26.6279	11/19/2014
Common Stock	728	26.6671	11/20/2014
Common Stock	1,487	27.3469	11/21/2014
Common Stock	1,640	27.2392	11/24/2014
Common Stock	1,613	27.2865	11/25/2014
Common Stock	1,983	27.2649	11/26/2014
Common Stock	2,388	27.3463	11/28/2014
Common Stock	1,837	26.8397	12/01/2014
Common Stock	577	26.8897	12/02/2014
Common Stock	824	27.1168	12/02/2014
Common Stock	2,135	27.0060	12/02/2014
Common Stock	223	27.6909	12/04/2014
Common Stock	715	28.0044	12/05/2014
Common Stock	1,994	28.3935	12/05/2014
Common Stock	273	28.1612	12/08/2014
Common Stock	1,805	28.2098	12/08/2014
Common Stock	177	28.0628	12/09/2014
Common Stock	1,775	27.4813	12/10/2014
Common Stock	(173)	27.5478	12/11/2014
Common Stock	222	27.5162	12/11/2014
Common Stock	1,266	27.2546	12/12/2014
Common Stock	708	26.8576	12/15/2014

CUSIP NO. 670872100

Common Stock	2,809	26.9898	12/16/2014
Common Stock	1,362	27.4151	12/17/2014
Common Stock	3,564	28.3910	12/18/2014
Common Stock	3,644	29.1629	12/19/2014
Common Stock	1,115	29.9063	12/19/2014
Common Stock	2,330	29.9448	12/22/2014
Common Stock	1,929	30.5191	12/26/2014
Common Stock	542	30.2733	12/29/2014
Common Stock	1,086	30.2562	12/30/2014
Common Stock	646	29.9896	12/31/2014
Common Stock	1,191	28.8344	01/05/2015
Common Stock	961	26.8841	01/07/2015
Common Stock	2,418	27.4746	01/08/2015

January 2015 Call Option ($30 Strike Price)	16	0.4347	12/19/2014
January 2015 Call Option ($30 Strike Price)	5	0.5988	12/19/2014
June 2015 Call Option ($35 Strike Price)	16	0.7268	01/05/2015
June 2015 Call Option ($35 Strike Price)	16	0.7500	01/05/2015
June 2015 Call Option ($35 Strike Price)	16	0.7500	01/05/2015
June 2015 Call Option ($35 Strike Price)	16	0.7000	01/05/2015
June 2015 Call Option ($35 Strike Price)	13	0.6746	01/05/2015
June 2015 Call Option ($35 Strike Price)	6	0.6000	01/06/2015

FRONTFOUR CAPITAL GROUP LLC
(Through Separately Managed Accounts)

Common Stock	2,623	26.3122	11/03/2014
Common Stock	3,447	25.5885	11/04/2014
Common Stock	3,834	26.3013	11/05/2014
Common Stock	1,427	26.6921	11/07/2014
Common Stock	3,338	26.9944	11/11/2014
Common Stock	2,322	27.1848	11/12/2014
Common Stock	2,793	27.0607	11/13/2014
Common Stock	1,265	27.0468	11/14/2014
Common Stock	7,439	26.9907	11/17/2014
Common Stock	2,644	26.9505	11/18/2014
Common Stock	3,620	26.6279	11/19/2014
Common Stock	2,615	26.6671	11/20/2014
Common Stock	5,373	27.3469	11/21/2014
Common Stock	7,947	27.2392	11/24/2014
Common Stock	6,604	27.2865	11/25/2014
Common Stock	8,099	27.2649	11/26/2014
Common Stock	15,175	27.3463	11/28/2014
Common Stock	6,635	26.8397	12/01/2014
Common Stock	3,267	26.8897	12/02/2014
Common Stock	3,632	27.1168	12/02/2014
Common Stock	9,414	27.0060	12/02/2014
Common Stock	69,335	27.3479	12/03/2014
Common Stock	28,133	27.6909	12/04/2014
Common Stock	6,816	28.0044	12/05/2014
Common Stock	12,701	28.3935	12/05/2014
Common Stock	1,712	28.1612	12/08/2014
Common Stock	11,515	28.2098	12/08/2014

CUSIP NO. 670872100

Common Stock	2,089	28.0628	12/09/2014
Common Stock	4,436	27.4813	12/10/2014
Common Stock	(5,327)	27.5478	12/11/2014
Common Stock	381	27.5764	12/11/2014
Common Stock	2,421	27.5162	12/11/2014
Common Stock	31,357	27.2546	12/12/2014
Common Stock	5,434	26.8576	12/15/2014
Common Stock	17,456	26.9898	12/16/2014
Common Stock	8,490	27.4151	12/17/2014
Common Stock	22,069	28.3910	12/18/2014
Common Stock	13,860	29.1629	12/19/2014
Common Stock	4,772	29.9063	12/19/2014
Common Stock	14,486	29.9448	12/22/2014
Common Stock	3,207	30.2275	12/24/2014
Common Stock	11,976	30.5191	12/26/2014
Common Stock	3,361	30.2733	12/29/2014
Common Stock	6,723	30.2562	12/30/2014
Common Stock	4,151	29.9896	12/31/2014
Common Stock	21,002	29.8169	01/02/2015
Common Stock	4,833	28.8344	01/05/2015
Common Stock	191	27.5130	01/06/2015
Common Stock	814	26.8490	01/06/2015
Common Stock	(7,000)	26.8057	01/06/2015
Common Stock	1,450	26.8841	01/07/2015
Common Stock	8,379	27.4746	01/08/2015

January 2015 Call Option ($30 Strike Price)	101	0.4347	12/19/2014
January 2015 Call Option ($30 Strike Price)	26	0.5988	12/19/2014
June 2015 Call Option ($35 Strike Price)	104	0.7268	01/05/2015
June 2015 Call Option ($35 Strike Price)	103	0.7500	01/05/2015
June 2015 Call Option ($35 Strike Price)	104	0.7500	01/05/2015
June 2015 Call Option ($35 Strike Price)	104	0.7000	01/05/2015
June 2015 Call Option ($35 Strike Price)	85	0.6746	01/05/2015
June 2015 Call Option ($35 Strike Price)	26	0.6000	01/06/2015